# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fusion Fuel Green PLC, CIK 0001819794
CUSIP: G3R25D209
Title of class of securities: Class A Ordinary Shares, nominal value $0.0035 per share
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 YX28
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001958158
Persons authorized to receive notices and communications: John-Paul Backwell, c/o Fusion Fuel Green PLC, 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 KR83, 353 1 961 9350

## Reporting persons
- John-Paul Backwell (CIK 0001958158): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); source of funds: personal funds (PF), other (OO); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (16.6% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value $0.0035 per share
Name of issuer: Fusion Fuel Green PLC
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 YX28

## Item 2. Identity and Background
Name of person filing: John-Paul Backwell (the "Reporting Person")
Residence or business address: The principal business address of the Reporting Person is c/o Fusion Fuel Green PLC, 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland.
Present principal occupation or employment: The Reporting Person's principal employment is serving as the Chief Executive Officer of Fusion Fuel Green PLC, an Irish public limited company (the "Issuer"), which is a provider of energy services located at 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of South Africa.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 12, 2025, the board of directors of the Issuer approved the grant of an option (the "Option") to purchase 400,000 Class A ordinary shares with a nominal value of $0.0035 each ("Class A Ordinary Shares") to the Reporting Person, subject to certain conditions, including the filing of a registration statement on Form S-8 with respect to Amendment No. 1 to the Fusion Fuel Green PLC 2021 Equity Incentive Plan (as amended, the "Plan"), which provided for an increase in the number of Class A Ordinary Shares reserved under the Plan from 28,572 Class A Ordinary Shares to 2,000,000 Class A Ordinary Shares, and the entry into the standard form of option agreement under the Plan. On November 21, 2025, the Issuer filed a Registration Statement on Form S-8 (SEC File No. 333-291732) to register the issuance of the additional Class A Ordinary Shares reserved under the Plan. On November 26, 2025, the Issuer entered into an Option Agreement, dated as of November 26, 2025, with the Reporting Person (the "Option Agreement"), under the Plan, providing for the grant of the Option in consideration for services to the Issuer. The conditions to the effectiveness of the option grant were satisfied on November 26, 2025. The Option is exercisable at a price per share of $4.53, will vest as to one-third of the underlying Class A Ordinary Shares on December 31, 2025, December 31, 2026, and December 31, 2027, subject to the Reporting Person's continuous service through each vesting date, and will expire on October 9, 2032.

On November 18, 2024, the Issuer entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the "QIND Purchase Agreement"), among the Issuer, Quality Industrial Corp., a Nevada corporation ("QIND"), Ilustrato Pictures International Inc., a Nevada corporation ("Ilustrato"), and certain other stockholders of QIND (together with Ilustrato, the "QIND Sellers"). Under the QIND Purchase Agreement, the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Issuer. In exchange, the Issuer was required to issue 109,114 Class A Ordinary Shares (the "Ordinary Shares Consideration"), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Convertible Preferred Shares with a nominal value of $0.0001 each of the Issuer ("Series A Preferred Shares") to the QIND Sellers. On November 26, 2024, the conditions to the closing of the transactions contemplated by the QIND Purchase Agreement (the "QIND Closing") were satisfied in all material respects. As a result, the Issuer issued the Ordinary Shares Consideration and 4,171,327 Series A Preferred Shares. Pursuant to the QIND Purchase Agreement and the Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (the "Series A Certificate of Designation"), the Series A Preferred Shares will automatically convert into an aggregate of 1,191,860 Class A Ordinary Shares, subject to adjustment, upon the later of approval of the Issuer's issuance of the underlying Class A Ordinary Shares by the Issuer's shareholders in accordance with applicable Irish law, and the clearance of an initial listing application filed by the Issuer with The Nasdaq Stock Market LLC (the "Preferred Shares Conversion").

Pursuant to the QIND Purchase Agreement, the Reporting Person, in his capacity as one of the QIND Sellers, was issued 219,991 Series A Preferred Shares in consideration for the Reporting Person's transfer of 4,750,000 shares of common stock of QIND to the Issuer. Pursuant to the QIND Purchase Agreement and the Certificate of Designation, the Series A Preferred Shares held by the Reporting Person will automatically convert into 62,854 Class A Ordinary Shares subject to the satisfaction or waiver of the conditions to the Preferred Shares Conversion. The Reporting Person disclaims beneficial ownership of the Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares.

In addition, pursuant to the QIND Purchase Agreement, on the date of the QIND Closing, the Reporting Person was appointed as the Chief Executive Officer of the Issuer. The Reporting Person is also the Chief Executive Officer of QIND.

In addition, pursuant to the QIND Purchase Agreement, the Issuer, QIND, and each director and officer of the Issuer that held equity securities in the Issuer (collectively, the "Company Equityholders") and each of the QIND Sellers, including the Reporting Person, were required to enter into a lock-up agreement which provided that the Company Equityholders and the QIND Sellers will each be prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the date of the QIND Closing, subject to certain exceptions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the 2025 Option as compensation for services to the Issuer pursuant to the Option Agreement and the Plan. On November 26, 2024, pursuant to the QIND Purchase Agreement, the Reporting Person was issued the Series A Preferred Shares in consideration for the shares of common stock of QIND that were held by the Reporting Person. The Reporting Person acquired these securities for investment purposes.

Effective November 23, 2024, the Reporting Person was elected as a director of the Issuer. Effective November 26, 2024, pursuant to the QIND Purchase Agreement, the Reporting Person was appointed as the Chief Executive Officer of the Issuer. In these capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In particular, the Reporting Person may have plans relating to the acquisition of the assets or equity interests in one or more companies by the Issuer. Such plans may involve the issuance of securities of the Issuer to certain other persons as consideration for such transactions. Any such plans or proposals remain subject to negotiation and execution of definitive transaction documents. Except as disclosed in this Item, the Reporting Person does not have any plans or proposals which relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of 400,000 Class A Ordinary Shares. This amount includes 400,000 Class A Ordinary Shares issuable upon exercise of the Option. This amount represents approximately 16.6% of the outstanding Class A Ordinary Shares. The denominator of the fraction upon which this percentage is calculated is comprised of (i) 2,013,403 Class A Ordinary Shares outstanding as of November 17, 2025 as reported in the Issuer's transfer agent records and (ii) 400,000 Class A Ordinary Shares issuable upon exercise of the Option.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the Class A Ordinary Shares that are beneficially owned by the Reporting Person as of the date of this Schedule 13D.
Transactions in the class effected during the past sixty days: The information provided in response to Item 3 hereof is incorporated by reference into this Item 5(c). Other than as disclosed above, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option or the Class A Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in response to Item 3 hereof is incorporated by reference herein.

Other than as disclosed above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person named in Item 2 and between such person and any other persons with respect to any securities of the Issuer in connection with call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Option Agreement, dated as of November 26, 2025, between Fusion Fuel Green PLC and John-Paul Backwell

Exhibit 2: Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-8 filed by Fusion Fuel Green PLC on August 6, 2021)

https://www.sec.gov/Archives/edgar/data/1819794/000121390021040682/ea145212ex10-1_fusionfuel.htm

Exhibit 3: Amendment No. 1 Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-8 filed by Fusion Fuel Green PLC on November 21, 2025)

sec.gov/Archives/edgar/data/1819794/000149315225024692/forms-8.htm

Exhibit 4: Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report in Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025)

https://www.sec.gov/Archives/edgar/data/1819794/000121390025022234/ea023339101ex2-1_fusion.htm

Exhibit 5: Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 to Report on Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025)

http://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_31.htm

Exhibit 6: Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024)

https://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_101.htm

## Signatures
- John-Paul Backwell: /s/ John-Paul Backwell, John-Paul Backwell (12/04/2025)